T · · Online

T-Online International AG
P.O. Box 10 11 52, 64211 Darmstadt, Germany


05006694

Securities and Exchange Commission
Office of International Corporate Finance
Attention: Filing Desk
450 Fifth Street, NW
Washington, DC 20549

USA

SUPPL



Your ref.	file number is 82-5125
Our ref.	Investor Relations
Telephone	+49 6151 680-2931
Date	March 10, 2005
Subject	T-Online International AG

To whom it may concern:

Please find enclosed

- the press release of March 9 2005, regarding: Independent court-appointed merger auditor approves the agreed exchange ratio for the planned merger of T-Online into Deutsche Telekom

The relevant file number is 82-5125. The document is submitted pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended.

Sincerely yours,

Investor Relations
T-Online International AG


PROCESSED
MAR 24 2005
THOMSON
FINANCIAL

Enclosure

T-Online International AG
Address Waldstraße 3, 64331 Weiterstadt, Germany
P.O. Box Postfach 10 11 52, 64211 Darmstadt, Germany
Telecontacts Telephone +49 (0) 61 51 / 6 80-0, Telefax +49 (0) 61 51 / 6 80-6 80, eMail T-Online@t-online.de
Bank accounts Commerzbank Darmstadt (BLZ 508 400 05), Konto-Nr. 1 380 310

Independent court-appointed merger auditor approves the agreed exchange ratio for the planned merger of T-Online into Deutsche Telekom

T-Online/Darmstadt, 9 March 2005 - With regard to the planned merger of T-Online International AG into Deutsche Telekom AG, the independent merger auditor, Ebner, Stolz & Partner, appointed by the Frankfurt am Main Regional Court, today stated that according to his findings the proposed exchange ratio is appropriate.

Yesterday, Deutsche Telekom and T-Online reached a definitive agreement regarding the exchange ratio in connection with the planned merger of T Online International AG into Deutsche Telekom AG. Accordingly, T Online shareholders will receive for 25 T-Online shares 13 Deutsche Telekom shares. This equates to an exchange ratio of 1: 0.52.

T-Online International AG
Corporate Communications

T-Online-Allee 1, 64295 Darmstadt
Tel. (0 6151) 680-2210, **Fax** (0 6151) 680-2219
E-Mail: press@t-online.net

Ansprechpartner für diese Mitteilung/**Contact**: Michael Schlechtriem

Pressemitteilungen sind online abrufbar unter **www.t-online.net**
Press releases are available online at **www.t-online.net**